TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: October 4, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

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Resource drilling continues to extend the Fayalala, Lero-Karta, Camp de Base and Kankarta orebodies, with many intercepts returning results higher than current resource grades.

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Regional exploration significantly expanded.

Crew is pleased to announce that resource drilling during May to September 2006 at the LEFA Corridor Project has continued to provide encouraging results. Resource drilling has continued to extend the Fayalala, Lero-Karta, Camp de Base and Kankarta orebodies, with many intercepts returning results higher than current resource grades. Results at Fayalala are immediately east of the pit and should be captured by an extension to the current pit design. These grades are substantially higher than the current reserve grade for the Fayalala orebodies of 1.4 g/t Au.

Follow up work of new areas outside of the LEFA Corridor commenced with more advanced drilling programs. Visually encouraging intercepts were received from follow up drilling at Banora and Siguirini with results awaited.

All Charts and maps concerning the news release can be found at: www.crewgold.com. Please cut and paste this URL into your browser.

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Endnotes

News Release – October 4, 2006

Lefa Exploration Update